EXHIBIT 8

                            4200 IDS Center          IN DENVER
                            80 South Eighth Street   Lindquist, Vennum &
                            Minneapolis,             Christensen P.L.L.P.
                            Minnesota 55402-2205     600 17th Street,
                            TELEPHONE:  612-371-3211  Suite 2125
                            FAX:  612-371-3207       Denver, Colorado
                                                       80202-5401
                                                     TELEPHONE:  303-573-5900

   LINDQUIST & VENNUM P.L.L.P

   ATTORNEYS AT LAW

                                  April 2, 1996


   Board of Directors of                   Board of Directors of
   Jacob Schmidt Company                   Firstar Corporation
   American Bank Building                  777 East Wisconsin Avenue
   101 East Fifth Street                        Milwaukee, WI  53202
   St. Paul, MN  55101

   Board of Directors of                   Board of Directors of
   American Bancorporation, Inc.           Firstar Corporation of Minnesota
   American Bank Building                  777 East Wisconsin Avenue
   101 East Fifth Street                        Milwaukee, WI  53202
   St. Paul, MN  55101

        Re:  Proposed Mergers

   Ladies and Gentlemen:

        You have requested that we render an opinion with respect to certain United States federal income tax considerations related to the proposed mergers, whereby Jacob Schmidt Company ("JSC") will merge with and into Firstar Corporation of Minnesota ("FCM"), a wholly-owned subsidiary of Firstar Corporation ("Firstar"), and whereby immediately thereafter American Bancorporation, Inc. ("ABI") will merge with and into FCM (collectively, the "Mergers").

        We have examined the Agreement and Plan of Reorganization by and among Firstar, FCM, JSC and ABI executed January 10, 1996, which includes Plans of Merger (collectively, the "Merger Agreements"). We also have examined such matters of law, including the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), proposed and finalized Treasury regulations promulgated thereunder (the "Regulations"), and judicial and administrative decisions, rulings and interpretations thereof currently in effect, as we have deemed appropriate as a basis for our opinions set forth below. All sections references herein are to the Code unless stated otherwise.

        In rendering this opinion, we have relied upon the current and continued accuracy of the factual matters we have considered, including the recitals, agreements, representations and warranties contained in or made pursuant to the Merger Agreement, as well as the representations and warranties of the Managements of Firstar, FCM, JSC and ABI made to Lindquist & Vennum P.L.L.P. for purposes of rendering this opinion. We also have assumed the execution of a Shareholder Agreement substantially in the form attached hereto as Appendix 1, and have relied upon the current and continued accuracy and affect of the Shareholder Agreement.

        Based on the foregoing, and subject to the qualifications set forth herein, we are of the opinion that if the Merger is effected in accordance with the Plan and the above facts and representations:

        1. Provided that the proposed Mergers qualify under the laws of the State of Minnesota, and after the Mergers FCM holds substantially all of its assets and substantially all of the assets of JSC and ABI; and in the transaction, JSC and ABI shareholders exchange an amount of stock constituting at least 50% of the value of the total outstanding stock of each of JSC and ABI on the date of the Mergers solely for Firstar voting stock, the Mergers will constitute one or more reorganizations within the meaning of Section 368(a)(1)(A). The Mergers will not be disqualified by reason of the fact that the stock of Firstar will be used in the transaction (Section 368(a)(2)(D)). For purposes of this ruling "substantially all" means at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of each of FCM, JSC and ABI. JSC, ABI, Firstar, and FCM will each be "a party to a reorganization" within the meaning of Section 368(b).

        2. No gain or loss will be recognized by either JSC or ABI on the transfer of substantially all of their assets to FCM in exchange for Firstar Common Stock and FCM's assumption of JSC's and ABI's liabilities (Sections 361(a) and 357(a)) or on the distributions of the Firstar Common Stock received in the exchange to the JSC and ABI shareholders (Section 361(c)).

        3. No gain or loss will be recognized by FCM or Firstar upon the receipt by FCM of the assets of JSC and ABI in exchange for Firstar Common Stock and the assumption of JSC's and ABI's liabilities (Rev. Rul. 57-278, 1957-1 C.B. 124).

        4. The basis of the assets of JSC and ABI acquired by FCM will be the same as the basis of such assets in the hands of JSC and ABI immediately prior to the exchanges (Section 362(b)).

        5. The holding period of the assets of JSC and ABI in the hands of FCM, in each instance, will include the period during which such assets were held by JSC and ABI (Section 1223(2)).

        6. No gain or loss will be recognized by the shareholders of JSC and ABI upon the exchange of their JSC and ABI Common Stock (including any fractional share interests) solely for Firstar Common Stock (Section 354(a)(1)). However, gain or loss will be recognized by the shareholders of JSC and ABI upon the receipt of any cash in exchange for their JSC and ABI Common Stock. Shareholders will be required to allocate a portion of their basis in the stock surrendered to the cash received, based on the proportional fair market value of the Firstar Common Stock and the cash received. Such gain or loss will be a capital gain or loss, provided that the stock surrendered in exchange therefor is a capital asset in the hands of the shareholder.

        7. The basis of the Firstar Common Stock (including any fractional share interests) to be received by JSC and ABI shareholders will be the same as the basis of the JSC and ABI Common Stock surrendered in exchange therefor (Section 358(a)(1)).

        8. The holding period of the Firstar Common Stock (including any fractional share interests) received by JSC and ABI shareholders will include the period during which the JSC and ABI Common Stock surrendered therefor was held, provided the JSC and ABI Common Stock was held as a capital asset in the hands of the shareholders on the date of the exchanges (Section 1223(1)).

        9. Pursuant to Section 381(a) of the Code and Section 1.381(a)-1 of the Regulations, FCM will succeed to and take into account the items of JSC and ABI described in Section 381(c) of the Code. These items will be taken into account by FCM subject to the provisions and limitations specified in Section 381, 382, 383 and 384 of the Code and the Regulations thereunder.

        10. As provided by Section 381(c)(2) of the Code and Section 1.381(c)(2)-1 of the Regulations, FCM will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of JSC and ABI as of the date of the exchanges. Any deficit in earnings and profits will be used only to offset the earnings and profits accumulated after the date of transfer.

        11. The payment of cash in lieu of fractional share interests of Firstar Common Stock will be treated as if the fractional shares were distributed as part of the exchanges and then were redeemed by Firstar. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Code (Rev.Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1971-2 C.B. 574).

        Other than the specific tax opinions set forth in this letter, no other opinion has been rendered with respect to the tax treatment of the proposed transaction, including, but not limited to, the tax treatment of the proposed transaction under other provisions of the Code and the Regulations, the tax treatment of any conditions existing at the time of, or effects resulting from, the proposed transaction that are not specifically covered by the above opinions, or the tax treatment of the proposed transaction under state, local, foreign or any other tax laws.

        The opinions expressed herein are rendered as of the date hereof. Changes in the law, facts or the representations relied upon could adversely affect the conclusions reached in this opinion. No assurance can be given that forthcoming changes in the Code or Regulations, Internal Revenue Service interpretations, administrative pronouncements, or court decisions would not adversely impact this transaction either retroactively and/or prospectively.

        This opinion is for the sole use of the Boards of Directors of JSC and ABI and may not be relied upon by any other entity or individual.

        We hereby consent to the use of our name in the Registration Statement, including the Proxy Statement and related Prospectus.

                                   Sincerely,

                                   LINDQUIST & VENNUM P.L.L.P.